UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                          SIMON DeBARTOLO GROUP, INC.
                     (formerly Simon Property Group, Inc.)


                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.0001 PER SHARE


                        (Title of Class of Securities)

                                 8287810 10 4


                                (CUSIP Number)


                                       With A Copy To:
DAVID SIMON                            PAUL, WEISS, RIFKIND, WHARTON & GARRISON
SIMON DEBARTOLO GROUP, INC.            1285 Avenue of the Americas
National City Center                   New York, New York  10019-6064
115 West Washington Street             Attention:  Edwin S. Maynard, Esq.
P.O. Box 7033, Suite 15 East           Tel:  (212) 373-3024
Indianapolis, IN  46204                Fax: (212) 373-2870
Tel:  (317) 636-1600
Fax: (317) 685-7221



                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 9, 1996


            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             Page 1 of  ___ Pages

                           Exhibit Index on Page __
                                 SCHEDULE 13D


CUSIP No.    8287810 10 4                              Page   2   of ____ Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Melvin Simon & Associates, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}(a) |X|
                                                        (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS{*}
           00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Indiana

                7                        SOLE VOTING POWER
                                                --
NUMBER OF
SHARES          8                        SHARED VOTING POWER
BENEFICIALLY                                             10,769,094 (see Item 5)
OWNED BY EACH
REPORTING       9                        SOLE DISPOSITIVE POWER
PERSON                                                   10,769,094 (see Item 5)

               10                        SHARED DISPOSITIVE POWER
                                                          3,200,000 (see Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          13,969,094 (see Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         13.93% (see Item 5)

14   TYPE OF REPORTING PERSON{*}
                                                 CO

                    {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.    8287810 10 4                              Page   3   of ____ Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Voting Trust formed pursuant to a Voting Trust Agreement entered into as of December 1, 1993 between Melvin Simon & Associates, Inc. and Melvin Simon, Herbert Simon and David Simon

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}(a) |X|
                                                        (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS{*}
           00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Maryland

                7                        SOLE VOTING
                                         POWER
NUMBER OF                                 --
SHARES
BENEFICIALLY     8                       SHARED VOTING POWER
OWNED BY EACH                                            3,200,000 (see Item 5)
REPORTING
PERSON           9                       SOLE DISPOSITIVE POWER
WITH                                          --

                10                       SHARED
                                         DISPOSITIVE
                                         POWER
                                                         3,200,000 (see Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       3,200,000 (see Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             3.19% (see Item 5)

14   TYPE OF REPORTING PERSON{*}
                                                    OO

                    {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.    8287810 10 4                              Page   4   of ____ Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Melvin Simon

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}(a) |X|
                                                        (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS{*}
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.

                7                        SOLE VOTING
                                         POWER
NUMBER OF                                 --
SHARES
BENEFICIALLY     8               SHARED VOTING POWER
OWNED BY EACH                                   6,735,227 (see Item 5)
REPORTING
PERSON           9               SOLE DISPOSITIVE POWER
WITH                                            6,735,227      (see Item 5)
                10                SHARED DISPOSITIVE POWER
                                     --

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          6,735,227 (see Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          6.30% (see Item 5)

14   TYPE OF REPORTING PERSON{*}
                                          IN

                   {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

CUSIP No.    8287810 10 4                              Page   5   of ____ Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Herbert Simon

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}(a) |X|
                                                        (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS{*}
            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.

                 7                        SOLE VOTING
                                           POWER
NUMBER OF                                   --
SHARES
BENEFICIALLY   8               SHARED VOTING POWER
OWNED BY EACH                             5,289,077 (see Item 5)
REPORTING
PERSON         9               SOLE DISPOSITIVE POWER
WITH                                      5,289,077 (see Item 5)

              10              SHARED DISPOSITIVE POWER
                                                      --

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       5,289,077 (see Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.01% (see Item 5)

14   TYPE OF REPORTING PERSON{*}
                     IN

               {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
  EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        SCHEDULE 13D
                      (Amendment No. 2)


          This Amendment No. 2 further amends (and restates in full, pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended) the Statement on Schedule 13D filed by Melvin Simon & Associates, Inc., an Indiana corporation ("MSA"), a Voting Trust created by a Voting Trust Agreement entered into as of December 1, 1993 between MSA, on the one hand, and Melvin Simon, Herbert Simon and David Simon, on the other hand, Melvin Simon and Herbert Simon. Such Statement, dated December 30, 1993, was previously amended by Amendment No. 1, dated March 28, 1996.

ITEM 1.  SECURITY AND ISSUER.

          This Statement relates to shares of common stock, par value $.0001 per share (the "Common Stock"), of Simon DeBartolo Group, Inc., a Maryland corporation (formerly Simon Property Group, Inc.) (the "Company"). The principal executive offices of the Company are located at National City Center, 115 West Washington Street, Indianapolis, IN 46204.

ITEM 2.  IDENTITY AND BACKGROUND.

          The names and addresses of the persons filing this Schedule are as follows:

          Melvin Simon & Associates, Inc., an Indiana corporation, whose address is National City Center, 115 West Washington Street, Indianapolis, IN 46204 and which is engaged in the business of owning regional malls, community shopping centers and mixed-use projects. MSA is owned by Melvin Simon and Herbert Simon;

          Voting Trust, a voting trust organized pursuant to
          Section 2-510 of the Corporations and Associations Article of the Annotated Code of Maryland (the "Trust") and created pursuant to a Voting Trust Agreement (the "Trust Agreement") entered into as of December 1, 1993, between MSA, on the one hand, and Melvin Simon, Herbert Simon and David Simon (collectively, the "Simons"), on the other hand, whose address is National City Center, 115 West Washington Street, Indianapolis, IN 46204 and which is engaged in the business of voting the Class B Common Stock, par value $.0001 per share (the "Class B Stock"), of the Company;

          Melvin Simon, whose business address is National City Center, 115 West Washington Street, Indianapolis, IN 46204, and whose principal occupation is Co-Chairman of the Board of Directors of the Company; and

          Herbert Simon, whose business address is National City Center, 115 West Washington Street, Indianapolis, IN 46204, and whose principal occupation is Co-Chairman of the Company.

          The Class B Stock can be converted into Common Stock on a one-for-one basis at the option of the holder at any time. All of the issued and outstanding Class B Stock of the Company is owned by MSA. All of the issued and outstanding common stock of MSA is owned by Melvin Simon and Herbert Simon.

          None of MSA, the Trust, Melvin Simon or Herbert Simon has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Melvin Simon and Herbert Simon are citizens of the United
States.

          Certain information concerning the executive officers and directors of MSA is set forth on Annex I hereto and is incorporated by reference herein. Certain information concerning the voting trustees of the Trust is set forth on Annex II hereto and is incorporated by reference herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Company, Melvin Simon and Herbert Simon formed M.S. Management Associates, Inc., a Delaware corporation (the "New Management Company"). At the time of the Company's initial public offering, the Company contributed $19.5 million in cash from the proceeds of the offering to the New Management Company in exchange for participating preferred stock and 80% of the outstanding common stock (which included 5% of the outstanding voting common stock of the New Management Company). Melvin Simon, Herbert Simon, and David Simon contributed $500,000 to the New Management Company in exchange for 20% of the outstanding common stock (which included 95% of the outstanding voting common stock of the New Management Company).

          The New Management Company acquired all of the stock of M.S. Management Associates (Indiana), Inc., an Indiana corporation, and Simon MOA Management Company, Inc., an Indiana corporation, from MSA, together with other assets in exchange for $16 million in cash and a $22 million note payable by the New Management Company (the "$22 Million Note").

          MSA, which is wholly owned and controlled by Melvin Simon and Herbert Simon, acquired 3,200,000 shares of Class B Common Stock from the Company in exchange for $16 million in cash, the $22 Million Note and management contracts relating to certain properties wholly owned by the Company and its affiliates.

          On March 28, 1996, the Company, DeBartolo Realty Corporation, an Ohio corporation ("DeBartolo"), and Day Acquisition Corp. ("Day"), an Ohio corporation which was a wholly-owned subsidiary of the Company, entered into an Agreement and Plan of Merger dated as of March 26, 1996 (the "Merger Agreement"). A copy of the Merger Agreement is attached hereto as Exhibit 8 and is incorporated by reference herein.

          On August 7, 1996, stockholders of the Company approved the Merger Agreement and authorized the Merger (as defined below). On
August 9, 1996, pursuant to the terms of the Merger Agreement, Day was merged with and into DeBartolo and DeBartolo, the surviving corporation (renamed SD Property Group, Inc.), became 99.99% owned by the Company (the "Merger"). Each issued and outstanding share of common stock, par value $.01 per share, of DeBartolo ("DeBartolo Common Stock"), other than certain shares canceled in accordance with the Merger Agreement, was converted into the right to receive from the Company sixty-eight one hundredths (0.68) of a fully-paid and nonassessable share of Common Stock. The shares of Common Stock so issued will be newly-issued shares. The Company will make cash payments in lieu of issuing fractional shares of Common Stock. The transaction is intended to be a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

ITEM 4.  PURPOSE OF TRANSACTION.

          The ownership of securities reported herein results from a series of transactions undertaken in connection with the formation of the Company, the public offering of Common Stock and the Merger.

          The Company was formed to acquire the shopping center business of Melvin Simon and Herbert Simon and certain of their affiliates and their interests in most of the existing properties contained in their retail and mixed-use property portfolio, their interests in certain centers then under construction, their interests in certain land held for development and a substantial interest in their affiliated management company. Each of the reporting persons intends to hold interests in the Company for investment purposes.

          The holders of the Class B Stock are initially entitled to elect four of the members of the Board of Directors of the Company. As a result of the transactions described in Item 3, MSA now holds all of the Class B Stock. Through the Trust Agreement entered into by MSA, Melvin Simon, Herbert Simon and David Simon, the Simons have the ability to vote the Class B Stock.

          On March 28, 1996, in connection with the Merger Agreement described in Item 3, the Company, DeBartolo, the persons listed on
Exhibit 9 attached
hereto (the "Simon Principals"), and the persons listed on Exhibit 10 attached hereto (the "DeBartolo Principals") entered into a Stockholders Agreement dated as of March 26, 1996 (the
"Stockholders Agreement"). The Stockholders Agreement is attached hereto as Exhibit 11 and is incorporated by reference herein.

          Except as set forth herein, MSA, the Trust, Melvin Simon, Herbert Simon and, to the knowledge of any of the foregoing, any of the persons named on Annex I and Annex II, have no intention, plan or proposal with respect to paragraphs (a) through (j):

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
               Section 12(g) (4) of the Securities Exchange Act of 1934;
               or

          (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

I.  MSA
                                             Number of          PERCENTAGE{*}
                                                SHARES

(a)          Aggregate Number of Shares of  13,969,094{i}        13.93%
             Common Stock Owned

(b)   1.     Sole power to vote or to
              direct the vote                   --

      2.     Shared power to vote or         10,769,094
              to direct the vote

      3.     Sole power to dispose           10,769,094
              or to direct the
              disposition
- -------------------
*. At August 27, 1996 there were 93,245,854 shares of Common Stock, 3,200,000 shares of Class B Common Stock, 4,000 shares of Class C Common Stock and 4,000,000 shares of Series A Preferred Stock ("Preferred Stock", each carrying 0.9523809 of a vote per share) outstanding. For the purpose of calculating the percentage of voting power of each of the Reporting
    Persons, because each share of Preferred Stock carries 0.9523809 of a vote, the 4,000,000 shares of Preferred Stock outstanding are considered as 3,809,523.6 shares of voting stock. The percentages in this column assume that all options exercisable within 60 days and all units of partnership interest in Simon-DeBartolo Group, L.P. ("Units") held by such person are exercised or exchanged for shares of Common Stock, but do not give effect to the exercise of options or exchange of Units by other persons. In connection with the Merger, and pursuant to a Contribution Agreement substantially in the form of Exhibit 15 hereto, the Reporting Persons contributed all of their units in Simon Property Group, L.P. in exchange for an equal number of Units.

i. Includes 3,200,000 shares of Common Stock issuable upon conversion of Class B Stock. As described in Items 2 and 4 above, by virtue of the Trust Agreement, such shares of Class B Stock are held until December 20, 2003, by a voting trust obligated to elect Melvin Simon, Herbert Simon and David Simon as directors of the Company. MSA is entitled to receive all proceeds from the sale of and all dividends from the Class B Stock, except all dividends paid in Class B Stock shall be subject to the provisions of the Trust. Upon the occurence of such events, such shares of Class B Stock will convert automatically into shares of Common Stock.

      4.     Shared power to dispose of
              or to direct the
              disposition                 3,200,000



(c) Items 3 and 4 of this Statement, as amended, are hereby incorporated by reference.

(d) MSA is entitled to receive all proceeds from the sale of and all dividends from the Class B Stock, but all dividends paid in Class B Stock are subject to the provisions of the Trust.

(e)   Not applicable.



II. MELVIN SIMON

                                             Number of          PERCENTAGE {*}
                                                SHARES
(a)   Aggregate Number of Shares
       of Common Stock Owned                6,735,227{ii}           6.30%

(b) 1.   Sole power to vote or
         to direct the vote                       --

    2.   Shared power to vote or
         to direct the vote                 6,735,227

    3.   Sole power to dispose
         or to direct the
         disposition                        6,735,227

    4.   Shared power to dispose
         of or to direct the
         disposition                           --

(c) Items 3 and 4 of this Statement, as amended, are hereby incorporated by reference.

(d) MSA is entitled to receive all proceeds from the sale of and all dividends from the Class B Stock, except all dividends paid in Class B Stock shall be subject to the provisions of the Trust.

(e)   Not applicable.
- -----------------------
ii. Includes 6,697,817 Units (323,704 of which are held by SFG Company, L.L.C.). Does not include Class B Stock and Units owned by MSA (which is 69% owned by Melvin Simon). The Units may be exchangeable, in certain circumstances, for an equal number of shares of Common Stock.

III.  HERBERT SIMON


                                             NUMBER OF
                                                SHARES         PERCENTAGE (*)

(a)   Aggregate Number of Shares of Common
      Stock Owned                              5,289,077{iii}         5.01%

(b) 1.   Sole power to vote or to direct
         the vote                                 --

    2.   Shared power to                       5,289,077
         vote or to direct the vote

    3.   Sole power to dispose                 5,289,077
         or to direct the
         disposition

    4.   Shared power to                            --
         dispose of or to
         direct the disposition

(c) Items 3 and 4 of this Statement, as amended, are hereby incorporated by reference.

(d) MSA is entitled to receive all proceeds from the sale of and all dividends from the Class B Stock, but all dividends paid in Class B Stock are subject to the provisions of the Trust.

(e)   Not applicable.
- ------------------------
iii. Includes 5,245,476 Units (66,062 of which are held by SFG Company, L.L.C.). Does not include shares of Class B Stock and Units owned by MSA (which is 31% owned by Herbert Simon). The Units may be exchangeable, in certain circumstances, for an equal number of shares of Common Stock.

IV.   TRUST


                                             Number of          PERCENTAGE{*}
                                                SHARES
(a)   Aggregate Number of Shares of Common
      Stock Owned                                3,200,000            3.19%

(b) 1.   Sole power to vote or to direct
         the vote                                 --

    2.   Shared power to                         3,200,000
         vote or to direct the vote

    3.   Sole power to dispose                      --
         or to direct the
         disposition

    4.   Shared power to                         3,200,000
         dispose of or to
         direct the disposition

(c) Items 3 and 4 of this Statement, as amended, are hereby incorporated by reference.

(d) MSA is entitled to receive all proceeds from the sale of and all dividends from the Class B Stock, but all dividends paid in Class B Stock are subject to the provisions of the Trust.

(e)   Not applicable.






ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

VOTING TRUST AGREEMENT

          Pursuant to the Trust Agreement, MSA has delivered the power to vote the Class B Stock to the voting trustees (Melvin Simon, Herbert Simon and David Simon). All of the Class B Stock has been deposited with, and is to be held by and in the name of, the voting trustees until the earliest of (a) December 1, 2003, (b) the death, disability or resignation as voting trustee of the last of Melvin Simon, Herbert Simon, David Simon and all successor voting trustees named under the terms of the Trust Agreement or (c) the agreement of all the voting trustees then serving.

          The Trust Agreement provides that the voting trustees entitled to vote may vote the Class B Stock at all events where the vote or consent of the Class B

Stock is required, sought or permitted, including the election of voting trustees; provided that the voting trustees observe the limitations contained in the Trust Agreement. MSA, as holder of the voting trust certificates, will receive distributions with respect to the Class B Stock, except that distributions made in Class B Stock will be held under and be subject to the Trust Agreement.

SUBSCRIPTION/CONTRIBUTION AGREEMENT

          The Subscription/Contribution Agreement, dated as of December 1, 1993, between the Company and MSA provided for 3,200,000 shares of the Class B Stock to be delivered to MSA from the Company in exchange for $16 million in cash, the $22 Million Note and management contracts relating to certain properties wholly owned by the Company and its affiliates.

CLASS B STOCK

          The holders of the Class B Stock are now entitled to elect four of the thirteen members of the Board of Directors. At such time as Melvin Simon, Herbert Simon, certain affiliates and family members or their trusts and estates sell or transfer to unaffiliated persons at least 50% of their initial aggregate equity interest in the Company (i.e., all Common Stock, Class B Stock and Units), through their ownership of Class B Stock, the Simons (as voting trustees) will be entitled to elect only two of the thirteen members of the Board of Directors. If the aggregate equity interest of Melvin Simon, Herbert Simon, certain affiliates and family members and their trusts and estates in the Company drops below 5%, the outstanding shares of Class B stock convert automatically into an equal number of shares of Common Stock and the Simons will no longer be entitled to elect directly members of the Board of Directors. Shares of Class B Stock also convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin Simon, Herbert Simon, certain affiliates and family members and their trusts and estates.

LOCK-UP AND REGISTRATION RIGHTS AGREEMENTS

          In connection with the Company's initial public offering, MSA agreed to retain ownership of sufficient equity interests to satisfy certain indemnification obligations of MSA. In addition, the Amended and Restated Agreement of Limited Partnership of Simon-DeBartolo Group, L.P. restricts the transfer of Units by the holders thereof, including MSA, Melvin Simon, Herbert Simon, David Simon and the other executive officers of MSA who hold Units.

          As of August 9, 1996, MSA, Melvin Simon and Herbert Simon, both as Voting Trustees and in their individual capacities, are parties to a new Registration Rights Agreement, substantially in the form of
Exhibit 14 attached hereto and incorporated by reference herein, granting certain persons certain registration rights as described therein.

          Except as described in this Statement, including any amendments thereto, none of the persons named in Item 2 is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

       The following exhibits to this Statement have been previously filed.




                 EXHIBIT INDEX                            Sequentially NUMBERED
                                                                  PAGE

1. Voting Trust Agreement, dated as of December 1,
   1993, between MSA and Melvin Simon, Herbert Simon and David Simon.

2. Subscription/Contribution Agreement, dated as of December 1, 1993, between the Company and MSA.

3. Registration Rights Agreement, dated as of
   December 1, 1993, by and among the Company, MSA,
   Melvin Simon, Herbert Simon, David Simon, JCP
   Realty, Inc., Brandywine Realty, Inc., Teachers'
   Retirement System of the State of Illinois and Homart San Antonio Investment Co.

4. Joint Filing Agreement.

5. Lock-Up Agreement, dated December 20, 1993, between
   MSA and Simon Property Group, L.P.

6. Lock-Up Agreements, dated December 20, 1993, between Merrill Lynch, Pierce, Fenner & Smith
   Incorporated as representative of the several
   United States and International Underwriters and each of MSA, Melvin Simon, Herbert Simon and David
   Simon.

7. Amended and Restated Agreement of Limited
   Partnership of Simon Property Group, L.P.

8. Agreement and Plan of Merger dated as of March 26,
   1996, among the Company, Day and DeBartolo.

9.  Simon Principals executing the Stockholders
    Agreement dated as of March 26, 1996, among the Company, DeBartolo, the Simon Principals and the
    DeBartolo Principals.

10. DeBartolo Principals executing the Stockholders
    Agreement dated as of March 26, 1996, among the Company, DeBartolo, the Simon Principals and the
    DeBartolo Principals.

11. Stockholders Agreement dated as of March 26, 1996, among the Company, DeBartolo, the Simon Principals and the DeBartolo Principals.

12. Schedule 1(a) to the Stockholders Agreement.

13. Irrevocable Proxy, dated as of March 26, 1996, delivered by MSA and Melvin Simon, Herbert Simon and David Simon, not individually but as Voting
    Trustees under the Voting Trust.

14. Form of Registration Rights Agreement.

15. Form of Contribution Agreement.

                          SIGNATURE


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATE:  August 30, 1996

                                         MELVIN SIMON & ASSOCIATES, INC.



                                         By: /s/ Herbert Simon
                                            ---------------------------------
                                            Name: Herbert Simon
                                            Title: President

                                         VOTING TRUST AGREEMENT entered into as
                                         of December 1, 1993, between Melvin
                                         Simon & Associates, Inc. and Melvin
                                         Simon, Herbert Simon and David Simon



                                         By: /s/ Melvin Simon
                                            ----------------------------------
                                            Melvin Simon, as Voting Trustee and
                                            in his individual capacity


                                         By: /s/ Herbert Simon
                                             ---------------------------------
                                            Herbert Simon, as Voting Trustee and
                                            in his individual capacity

                                             /s/ David Simon
                                         By:----------------------------------
                                            David Simon, as Voting Trustee

                        SCHEDULE 13D


CUSIP NO. 8287810 10 4


                           ANNEX I

          The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of Melvin Simon & Associates, Inc. ("MSA"):

Name and Residence                        Present Principal
OR BUSINESS ADDRESS                       OCCUPATION OR EMPLOYMENT

Melvin Simon                       Co-Chairman of the Company; Director of the
Simon DeBartolo Group, Inc.        Company; Chairman of the Board of MSA
115 West Washington Street
Indianapolis, IN  46204

Herbert Simon                      Co-Chairman of the Company; Director of the
Simon DeBartolo Group, Inc.        Company; Chief Executive Officer and
115 West Washington Street         President of MSA
Indianapolis, IN  46204

David Simon                        Chief Executive Officer and Director of the
Simon DeBartolo Group, Inc.        Company; Executive Vice President, Chief
115 West Washington Street         Operating Officer and Chief Financial
Indianapolis, IN  46204            Officer of MSA

Randolph L. Foxworthy              Executive Vice President of the Company;
Simon DeBartolo Group, Inc.        Executive Vice President of MSA
115 West Washington Street
Indianapolis, IN  46204

William J. Garvey                  Executive Vice President of the Company;
Simon DeBartolo Group, Inc.        Executive Vice President of MSA
115 West Washington Street
Indianapolis, IN  46204

James A. Napoli                    Executive Vice President of the Company;
Simon DeBartolo Group, Inc.        Executive Vice President of MSA
115 West Washington Street
Indianapolis, IN  46204

John R. Neutzling                  Executive Vice President of MSA
Simon DeBartolo Group, Inc.
115 West Washington Street
Indianapolis, IN  46204

James M. Barkley                   General Counsel and Secretary of the Company;
Simon DeBartolo Group, Inc.        General Counsel and Secretary of MSA
115 West Washington Street
Indianapolis, IN  46204

Dennis L. Cavanagh                 Senior Vice President of MSA
Simon DeBartolo Group, Inc.
115 West Washington Street
Indianapolis, IN  46204

     All of the above named individuals are citizens of the United States.

          To the best of MSA's knowledge, none of the foregoing directors or executive officers of MSA has, during the last five years, been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                          ANNEX II


          The following is a list of the voting trustees of the Trust:


                                         Present Principal Occupation
NAME AND POSITION                        AND BUSINESS ADDRESS

Melvin Simon                             Co-Chairman of the Company;
(Voting Trustee)                         Director of the Company
                                         Simon DeBartolo Group, Inc.
                                         115 West Washington Street
                                         Indianapolis, IN  46204

Herbert Simon                            Co-Chairman of the Company;
(Voting Trustee)                         Director of the Company
                                         Simon DeBartolo Group, Inc.
                                         115 West Washington Street
                                         Indianapolis, IN  46204

David Simon                              Chief Executive Officer of the Company;
(Voting Trustee)                         Director of the Company
                                         Simon DeBartolo Group, Inc.
                                         115 West Washington Street
                                         Indianapolis, IN  46204

    All of the above named individuals are citizens of the United States.

          None of the foregoing voting trustees of MSA has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.